Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Biofrontera AG announces reduction of shareholding in Biofrontera Inc. below 50%

Leverkusen, Germany, December 29, 2021 - Today, Biofrontera AG (ISIN: DE0006046113), was informed by Biofrontera Inc. (Nasdaq: BFRI) that the total amount of BFRI shares outstanding has increased due to exercises of previously issued warrants. As a result, Biofrontera AG’s shareholding in Biofrontera Inc. of 8,000,000 shares now represents approximately 47 % of the currently outstanding shares.

Thus, after legal review, Biofrontera Inc. is no longer considered a subsidiary of Biofrontera AG according to § 290 HGB.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

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